Mail Stop 4561

August 21, 2007

By U.S. Mail and facsimile to (724) 514-9494

James E. Cashman, Chief Executive Officer
Ansys, Inc.
Southpointe
275 Technology Drive
Canonsburg, PA 15317

> **Re:** **Ansys, Inc.**
> **Definitive 14A**
> **Filed April 9, 2007**
> **File No. 000-20853**

Dear Mr. Cashman:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Director Compensation, page 7

1. With respect to the stock awards reported in column (d), it is not clear why you have not disclosed in a footnote the grant date fair value of each award computed in accordance with SFAS 123R and the assumptions made in the valuation(s) by reference to a discussion of those assumptions in Ansys' financial statements, footnotes to the financial statements, or discussion in the Management's Discussion and Analysis. Also disclose the aggregate number of stock awards outstanding at fiscal year end. See the Instruction to Item 402(k)(2)(iii)and (iv) and the Instruction to Item 402(k).

Compensation Discussion and Analysis, page 11

General

2. Please provide clear disclosure that addresses how you determine the levels of compensation paid and how decisions regarding particular components of your compensation program fit into your overall compensation objectives and affect decisions regarding other elements. See Item 402(b)(1)(vi) of Regulation S-K. From a general standpoint, it appears that the Committee gives some weight to the extent to which compensation of your named executive officers compares to the companies against which you benchmark compensation. Yet your disclosure also indicates that cash and equity awards are made on what appear to be discretionary bases that involve consideration of individual and company performance. Please provide sufficient quantitative or qualitative disclosure of the analyses underlying the Committee's decisions to make compensation awards and describe how decisions regarding one type of award motivate the Committee to award or consider other forms of compensation. Ensure that your Compensation Discussion and Analysis explains and places in context how you considered each element of compensation, how you determined particular payout levels, and why determinations with respect to one element may or may not have influenced the Committee's decisions with respect to other allocated or contemplated awards.

3. Revise the Compensation Discussion and Analysis to capture material differences in compensation policies with respect to individual named executive officers. See generally Section II.B.1 of Commission Release No. 33-8732A. To this extent, refer to the wide disparities in Mr. Cashman's salary, bonus, and the option award made on November 20, 2006 as compared to the other named executive officers. Provide a more detailed discussion of how and why the compensation of your highest-paid named executive officers differs from that of the other named

executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, please discuss this on an individualized basis.

Setting Executive Compensation, page 11

4. With respect to the disclosure relating to competitive benchmarking, please specify where actual payments fall within targeted parameters.

Elements of Compensation, page 12

Target Bonus, page 13

5. Please disclose the financial performance-related factors for the 2006 bonus plan and those financial performance goals, to the extent established, that are tied to 2007 incentive compensation. See Item 402(b)(2)(v)-(vi) and Instruction 2 to Item 402(b) of Regulation S-K. To the extent you believe that such disclosure is not required because it would result in competitive harm and allow you to omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion and provide appropriate disclosure pursuant to Instruction 4. In discussing how difficult it will be for you to achieve the target levels or other factors, provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. Consider disclosure that addresses the relationship between historical and future achievement and the extent to which the Committee set the incentive parameters based upon a probability that you would achieve the performance objectives.

Bonuses Awarded in 2006, page 13

6. Each named executive officer received an annual incentive bonus in excess of 100% of the target based on company performance that exceeded target levels as they relate to revenue, operating profit, and earnings per share. Yet it is not clear how the Committee set the amount of cash to be awarded upon attainment of the relevant performance objectives or why the Committee deemed the resultant payout levels appropriate in light of the factors the Committee considers in awarding this element of compensation. Please analyze the payout of these awards in reasonably complete detail.

7. Although you provide a brief description of how company performance affects annual bonuses and equity-based awards, you provide minimal analysis of the effect individual performance has on compensation awards despite disclosure throughout that indicates compensation-related decisions are made in connection

non-quantitative achievements. Expand your disclosure to provide additional detail and analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, disclose and discuss in greater detail the achievement of the financial and operational goals within a named executive officer's individual area of responsibility. Also expand your disclosure to include a description of the factors the Committee considered in establishing personal objectives for Mr. Cashman. See Item 402(b)(2)(vii) of Regulation S-K.

Equity Compensation, page 14

8. It is not clear how the Committee determined the amount of option awards that were made to the named executive officers on November 20, 2006. Please provide a complete analysis of the individual factors that you considered in making this award and describe the reasons why the Committee believed the awards were appropriate and fit reasonably within your overall compensation objectives.

Employment, Severance and Change-in-Control Agreements, page 16

9. Please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the employment and severance agreements and change of control agreements. Also, in the Compensation Discussion and Analysis discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K.

Compensation Earned, page 17

Summary Compensation Table, page 17

10. The reference to Management's Discussion and Analysis in footnote (1) is not clear. Please specify the "additional information" that may be found in this section of your Form 10-K and describe how it relates to the information provided under paragraph (c) of Item 402 of Regulation S-K.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3397 with any questions.

Sincerely,

Jay E. Ingram
Attorney Advisor